EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-114010 and 333-115254) pertaining to the 2004 Equity Plan, the 2004 Employee Stock Purchase Plan, the 1997 Management Equity Plan and the 2003 Non-Employee Directors Stock Plan of Kinetic Concepts, Inc. of our report dated February 21, 2006, except for Note 13 and Note 20, as to which the date is March 1, 2006, with respect to the consolidated financial statements and schedule of Kinetic Concepts, Inc. and subsidiaries, included in the Annual Report (Form 10-K) for the year ended December 31, 2005, Kinetic Concepts, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Kinetic Concepts, Inc, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
  ERNST & YOUNG LLP

San Antonio, Texas
March 9, 2006